February 28, 2025

Stewart Lor
Chief Executive Officer
X3 Holdings Co., Ltd.
Suite 412, Tower A, Tai Seng Exchange
One Tai Seng Avenue
Singapore 536464

       Re: X3 Holdings Co., Ltd.
           Amendment No. 3 to Registration Statement on Form F-3
           Filed February 18, 2025
           File No. 333-279954
Dear Stewart Lor:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-3
About this Prospectus, page ii

1.     We note the statement that    You should not assume that the information
contained in
       this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference (as our business, financial condition, results of operations and prospects may have changed since that date), even though this prospectus, any applicable prospectus supplement is delivered or securities are sold on
       a later date.    This statement does not appear to be consistent with
your disclosure
 February 28, 2025
Page 2

      obligations. Please revise to clarify that you will update this information to the extent required by law and acknowledge that you are responsible for updating the prospectus and prospectus supplement to contain all material information.
       Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology